August 14, 2025

Colin James Deller
Chief Executive Officer
ClearSign Technologies Corp
8023 East 63rd Place, Suite 101
Tulsa, OK 74133

       Re: ClearSign Technologies Corp
           Registration Statement on Form S-1
           Filed August 12, 2025
           File No. 333-289549
Dear Colin James Deller:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Blake Baron, Esq.